FORM 4                                                     OMB APPROVAL
                                                          ---------------
                                                     OMB NUMBER     3235-0287
                                                     EXPIRES: JANUARY 31, 2005
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE....0.5

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] CHECK THIS BOX IF NO
    LONGER SUBJECT TO
    SECTION 16.  FORM 4
    OR FORM 5
    OBLIGATIONS MAY
    CONTINUE. SEE
    INSTRUCTION 1(b).


       Filed pursuant to Section 16(a) of the Securities Exchange Act of
               1934, Section 17(a) of the Public Utility
            Holding Company Act of 1935 or Section 30(h) of
                   the Investment Company Act of 1940

(Print or Type Responses)
===============================================================================
1.  Name and Address of Reporting Person*

     HELLMAN & FRIEDMAN CAPITAL PARTNERS III, L.P.
    -----------------------------------------------
     (Last)        (First)        (Middle)

     ONE MARITIME PLAZA, 12TH FLOOR
    -----------------------------------------------
                   (Street)

     SAN FRANCISCO       CA         94111
    -----------------------------------------------
     (City)            (State)      (Zip)

===============================================================================
2.  Issuer Name and Ticker or Trading Symbol

       Digitas Inc.  (DTAS)

===============================================================================
3.  I.R.S. Identification  Number of Reporting
    Person, if an entity (Voluntary)

===============================================================================
4.  Statement for Month/Day/Year


        February 25, 2003

===============================================================================

5. If Amendment, Date of Original (Month/Day/Year)


===============================================================================

6. Relationship of Reporting Persons(s) to Issuer
             (Check all applicable)

    __Director                  X  10% Owner
    __Officer                   __ Other (specify below)
     (give title below)


===============================================================================

7.  Individual or Joint/Group Filing (check applicable line)

      X  Form Filed by One Reporting Person

      __ Form Filed by More than One Reporting Person

===============================================================================

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                       TABLE I NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of  2.Transaction  2A. Deemed      3.Transaction    4.Securities Acquired     5.Amount of     6.Ownership    7.Nature of
   Security    Date             Execution     Code             (A) or Disposed           Securities      Form:          Indirect
   (Instr. 3)  (Month/Day/      Date, if any  (Instr. 8)       of (D)(Instr. 3,          Beneficially    Direct (D)     Beneficial
               Year)            (Month/Day/                    4 and 5)                  Owned           or             Ownership
                                Year)                                                    Following       Indirect(I)    (Instr. 4)
                                                                                         Reported        (Instr. 4)
                                                                                         Transaction(s)
                                                                                         (Instr. 3 and 4)


                                                          Amount    (A)or(D)    Price

  COMMON     2/25/2003           N/A            J        6,000,000     (D)       See       31,358,723       (D)         N/A
  STOCK,                                                                         Note
  PAR VALUE                                                                      (1)
  $0.01 PER
  SHARE





                            TABLE II DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title of      2.Conversion or          3.Transaction      3A. Deemed               4.Transaction Code   5. Number of Derivative
  Derivative      Exercise Price of        Date                 Execution             (Instr. 8)             Securities Acquired
  Security        Derivative Security     (Month/Day/Year)      Date, if any                                (A) or Disposed of (D)
  (Instr. 3)                                                    (Month/Day/Year)                              (Instr. 3, 4 and 5)
-------------    --------------------     --------------        --------------        ------------------   ----------------------
                                                                                                             (A)        (D)

                                                                                                           -------   ---------

 Warrants             $2.5184                   N/A                  N/A                     N/A             N/A        N/A



6.Date Exercisable and      7.Title and Amount of    8.Price of      9.Number of         10.  Ownership of   11.Nature of
  Expiration Date             Underlying Securities    Derivative      Derivative             Derivative        Indirect
  (Month/Day/Year)            (Instr. 3 and 4)         Security        Securities             Security:         Beneficial
                                                       (Instr. 5)      Beneficially           Direct (D)        Ownership
   -----------------------                                             Owned Following        or Indirect       (Instr. 4)
      Date      Expiration                                             Reported               (I)(Instr. 4)
   Exercisable     Date                                                Transactions
                                                                       (Instr. 4)
  ------------ ----------   ----------------------   ---------------   ------------------     --------------    ----------
                                           Amount or
                                           Number
   Immediately  1/22/2009     Title        of Shares
                            ----------     ---------
                           Common Stock    711,906         N/A           711,906                  (D)             N/A

Explanation of Responses:

ON FEBRUARY 25, 2003, HELLMAN & FRIEDMAN CAPITAL PARTNERS III, L.P., A CALIFORNIA LIMITED PARTNERSHIP ("HFCP III") EFFECTED A DISTRIBUTION OF 6,000,000 SHARES OF COMMON STOCK TO ITS PARTNERS AND LIMITED PARTNERS. AS OF THE DATE HEREOF, FOLLOWING THE DISTRIBUTION DESCRIBED IN THE PREVIOUS SENTENCE, AN AGGREGATE OF 31,358,723 SHARES OF COMMON STOCK AND WARRANTS TO PURCHASE AN AGGREGATE OF 711,906 SHARES OF COMMON STOCK ARE OWNED BY HFCP III. THE SOLE GENERAL PARTNER OF HFCP III IS H&F INVESTORS III, A CALIFORNIA GENERAL PARTNERSHIP. THE MANAGING GENERAL PARTNER OF H&F INVESTORS III IS HELLMAN & FRIEDMAN ASSOCIATES III, L.P., A CALIFORNIA LIMITED PARTNERSHIP, AND THE MANAGING GENERAL PARTNER OF HELLMAN & FRIEDMAN ASSOCIATES III, L.P. IS H&F INVESTORS III, INC., A CALIFORNIA C CORPORATION ("H&F INC."). THE SOLE SHAREHOLDER OF H&F INC. IS THE HELLMAN FAMILY REVOCABLE TRUST (THE "TRUST"). MR.
F. WARREN HELLMAN IS A DIRECTOR OF H&F INC. AND A TRUSTEE OF THE TRUST. THE INVESTMENT DECISIONS OF H&F INC. ARE MADE BY AN EXECUTIVE COMMITTEE, OF WHICH MR. HELLMAN IS A VOTING MEMBER. THE EXECUTIVE COMMITTEE INDIRECTLY EXERCISES SOLE VOTING AND INVESTMENT POWER WITH RESPECT TO THE SHARES HELD BY HFCP III. AS A MEMBER OF THE EXECUTIVE COMMITTEE, MR. HELLMAN COULD BE DEEMED TO BENEFICIALLY OWN SUCH SHARES, BUT DISCLAIMS SUCH BENEFICIAL OWNERSHIP EXCEPT TO THE EXTENT OF HIS INDIRECT PECUNIARY INTEREST IN SUCH SHARES.

       HELLMAN & FRIEDMAN CAPITAL PARTNERS III, L.P.
       By its General Partner, H&F Investors III
       By its Managing General Partner, Hellman & Friedman Associates III, L.P. By its Managing General Partner, H&F Investors III, Inc.


       By:/s/ Georgia Lee                         February 26, 2003
      --------------------------------           -------------------
              Georgia Lee                                Date
              Vice President


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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   contained in this form are not required to respond unless the form displays
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